Exhibit 4.1

CERTAIN PERSONALLY IDENTIFIABLE INFORMATION, MARKED BY [***], HAS BEEN OMITTED

FROM THIS EXHIBIT PURSUANT TO ITEM 601(A)(6) OF REGULATION S-K.

MEDIROM Healthcare Technologies Inc.

2nd Unsecured Convertible-Type Corporate Bonds with Share Options

PURCHASE AGREEMENT

This Purchase Agreement (hereinafter referred to as the “Agreement”) was made and entered into as of October 8, 2024, by and between MEDIROM Healthcare Technologies Inc. (hereinafter referred to as the “Issuer”) and Triple One Investment Partnership (hereinafter referred to as the “CB Holder”) with respect to 2nd unsecured convertible-type corporate bonds with share options in the aggregate principal amount of JPY 300,000,000 (hereinafter referred to as the “CBs”). The terms used in this Agreement shall have the meanings defined in the Terms of the CBs in Schedule 1 (hereinafter referred to as the “Terms of CBs”) unless otherwise provided for in this Agreement. In addition, Schedule 1 to 3 attached at the end of this Agreement shall form an integral part of this Agreement.

Article 1(Issue and Purchase)

1.

The Issuer shall issue the CBs on October 25, 2024 (the “Issue Date”) pursuant to the Terms of CBs, and the CB Holder shall purchase the total number of the CBs under the terms and conditions of this Agreement.

2.	The payment for the CBs shall be made on the Issue Date.

Article 2(Payment on the Payment Date)

Pursuant to the provisions of this Agreement, the CB Holder shall make payment to the Issuer by October 11, 2024, by remitting the amount to be paid in for the CBs (JPY 300,000,000) to the following.

[***]

Article 3(Transfer of CBs)

The CB Holder may not transfer the CBs to any third party, provided, however, that this shall not apply in cases where the transfer is made for the entire amount of CBs in a single transaction with the prior written approval by the board of directors of the Issuer (even in such cases, the transferee shall not be an anti-social force).

Article 4(Non-Establishment of Bond Manager)

Pursuant to the proviso of Article 702 of the Companies Act, no bond manager will be appointed for the CBs. The CB Holder shall manage the CBs and be responsible to take necessary actions to enforce its rights relating to the CBs.

Article 5(Representations and Warranties)

1.	The Issuer represents and warrants to the CB Holder that the matters set forth in Schedule 2 are true and correct as of the date of execution of this Agreement and the date of payment (provided, however, that if the time of representation and warranty is specified in each item of Schedule 2, it shall apply at that time).

2.

The CB Holder represents and warrants to the Issuer that the matters set forth in Schedule 3 are true and correct as of the date of execution of this Agreement and the date of payment (provided, however, that if the time of representation and warranty is specified in each item of Exhibit 3, it shall apply at that time).

Article 6(Exclusion of Antisocial Forces)

1.

The Issuer and the CB Holder each represent and warrant to the other party, as of the execution date hereof and the Issue Date, that it does not fall within any category of anti-social force and pledges that it will not fall within any such category in the future.

2.	The Issuer and the CB Holder shall not engage in anti-social activities directly or through a third party on or after the date of this Agreement.
3.

In the event the Issuer or the CB Holder falls within a category set forth in Paragraph 1, conducts or has any third party conduct any act falling under the preceding paragraph, or it is determined that the representations and warranties under the provision of Paragraph 1 are not true at the time when such representations and warranties were made, the breaching party shall immediately compensate damages suffered by the other party due to such breach within the scope of reasonable causation.

4.

In the case where damage or the like is caused to a breaching party by or in connection with acceleration of any obligations as a result of the breach of Paragraph 1 and Paragraph 2, such breaching party may not make any claim to the other party.

Article 7 (Confidentiality)

The Issuer and the CB Holder shall not divulge to any third party (excluding the Issuer’s and CB Holder’s shareholders, directors and other officers, employees, attorneys-at-law, certified public accountants, certified tax experts, judicial scriveners and other advisers and the Issuer’s and the CB Holder’s affiliated companies) the existence and descriptions of this Agreement and the information of the other party obtained in connection with this Agreement, and shall not use such information for any purpose other than the performance of its obligations under this Agreement; provided, however, that the foregoing shall not apply where such disclosure is required under applicable laws and regulations, orders or instructions from administrative authorities, or rules of stock exchanges, or where such disclosure is made after receiving prior written consent from the other party and concluding a confidentiality agreement that is reasonably satisfactory to the other party.

Article 8 (Notification Pursuant to the Financial Instruments and Exchange Act)

Pursuant to Article 23-13(4) of the Financial Instruments and Exchange Act (Act No. 25 of 1948, as amended; hereinafter referred to as the “FIEA”), the Issuer notifies the CB Holder of the following matters:

(1)

With regard to the CBs, the solicitation of offers to acquire pertaining to the issuance of the CBs falls under the category of solicitation to a small number of investors prescribed in Article 23-13(4)(i)(a) of the FIEA

(Article 2(3)(ii)(c) of the FIEA) and no registration has been made under Article 4(1) of the FIEA in connection with the solicitation of offers to acquire.

(2)	The CB Holder is prohibited from transferring the CBs except where the transfer is made for the entire amount of the CBs in a single transaction by an acquirer or purchaser of the CBs.

Article 9  (Governing Law, Jurisdiction, etc.)

1.	The rights and obligations of the parties hereunder shall be governed by and construed in accordance with the laws of Japan.
2.

The parties hereto agree that the Tokyo District Court shall be the exclusive jurisdictional court of first instance for litigation and other legal proceedings relating to this Agreement or the rights and obligations of the parties hereunder.

3.	Any matters not stipulated in this Agreement shall be determined through consultation in good faith between the Issuer and the CB Holder.

(Blank)

IN WITNESS WHEREOF, two original copies of this Agreement shall be executed, signed and sealed, and each party shall retain one copy.

October 8, 2024

2-3-1, Daiba, Minato-ku, Tokyo
Issuer:	MEDIROM Healthcare Technologies Inc.
Kouji Eguchi, Representative Director

Toranomon 33 Mori Building 3-8-21, Toranomon, Minato-ku, Tokyo
CB Holder:	Triple One Investment Partnership
Kabushiki Kaisha CARPE DIEM, Representative Partner
Takao Shimura, Representative Director

(Schedule 1)

Terms of CBs

As attached

(Schedule 2)

Issuer’s Representations and Warranties

As attached.

(Schedule 3)

CB Holder’s Representations and Warranties

As attached.